Exhibit 99.1

NEWS RELEASE

July 22, 2008

ARC Acknowledges Financial Exposure to SemGroup, L.P. Filing under Chapter 11

ARC Resources Ltd. (“ARC”) a subsidiary of ARC Energy Trust (“The Trust”) has a potential exposure of $26.2 million from oil sales for the months of June and July 2008 to SemGroup, L.P.’s subsidiary, SemCanada Crude Company for the marketing of a portion of ARC’s oil production. SemGroup, L.P., a mid-stream and marketing company filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.  SemGroup listed assets of $6.14 billion and liabilities of $7.53 billion in its bankruptcy filing.  As of this date ARC is not certain of what portion if any of the $26.2 million is collectible but in any case the amount is not considered material to ARC’s operations and overall financial position.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $7.5 billion.  The Trust expects full year 2008 oil and gas production to average approximately 64,000 barrels of oil equivalent per day from six core areas in western Canada.  ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management’s assessment of ARC’s future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include quantification of exposures and liabilities to July 22, 2008 resulting from the marketing of ARC’s oil production to SemCanada Crude Company which is based on certain information and assumptions including certain bankruptcy filings of SubGroup L.P. and their effect on and information from SemCanada Crude Company.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the quantification of exposures and liabilities or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from the quantification of exposures and liabilities or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website
www.arcenergytrust.com

or contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600                                  Fax:  (403) 509-6417

Toll Free 1-888-272-4900

ARC Resources Ltd.

Suite 2100, 440 - 2nd Avenue S.W.

Calgary, AB  T2P 5E9